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September 21, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  NYSE Euronext, Inc.
  Registration Statement on Form S-4

Ladies and Gentlemen:

        On behalf of NYSE Euronext, Inc., a Delaware corporation ("NYSE Euronext"), we transmit herewith by electronic transmission for filing under the Securities Act of 1933, as amended, NYSE Euronext's Registration Statement on Form S-4 (the "Registration Statement"), relating to up to 269,678,387 shares of common stock, par value $0.01 per share, proposed to be issued pursuant to the Combination Agreement, dated as of June 1, 2006, by and among NYSE Group, Inc. ("NYSE Group"), Euronext N.V. ("Euronext"), NYSE Euronext and Jefferson Merger Sub, Inc. (the "Combination Agreement").

        This Registration Statement contains:

  •
  a prospectus that will be used as a proxy statement in connection with the NYSE Group special meeting of stockholders being held to approve and adopt the Combination Agreement and the transactions contemplated thereby;

  •
  a prospectus that will be used as a shareholder circular in connection with the Euronext extraordinary meeting of shareholders being held to approve the Combination Agreement and the transactions contemplated thereby; and

  •
  a prospectus that will be used in connection with an exchange offer for Euronext shares.

        Sufficient funds have been deposited with the Securities and Exchange Commission to cover the filing fee of $1,821,415, calculated pursuant to Securities Act Rule 457 in the manner set forth in detail on the cover page of the Registration Statement.

        The parties intend to consummate the combination as soon as practicable following effectiveness of the Registration Statement. If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1327 or David K. Lam at (212) 403-1394.

Very truly yours,
By:	/s/ DAVID C. KARP David C. Karp

Enclosure

cc:
NYSE Group, Inc. (William M. Freeman)
Euronext N.V. (Catherine Langlais)
Cleary Gottlieb Steen & Hamilton LLP (Victor I. Lewkow)
Securities and Exchange Commission
    Division of Corporation Finance (Paul M. Dudek, Todd K. Schiffman, Donald Walker)
    Division of Market Regulation (Kim Allen, Susie S. Cho, Angela R. Muehr, John C. Roeser,
    Nancy J. Sanow)
    Office of International Affairs (Ethiopis Tafara)
Euronext Regulators' College (Gerald H.L. Santing)

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